# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Republic Airways Holdings Inc., CIK 0000810332
CUSIP: 590479408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001050417

## Reporting persons
- Contrarian Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,446,210; sole dispositive power 0; shared dispositive power 4,446,210; aggregate amount beneficially owned 4,446,210 (9.5% of the class)
- Jon R. Bauer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,446,210; sole dispositive power 0; shared dispositive power 4,446,210; aggregate amount beneficially owned 4,446,210 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Republic Airways Holdings Inc.
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana 46032

## Item 2. Person Filing
Name of person filing:
Contrarian Capital Management, L.L.C.
Jon R. Bauer
Address of principal business office or, if none, residence:
Contrarian Capital Management, L.L.C.
411 West Putnam Avenue
Suite 425
Greenwich, Connecticut 06830

Jon R. Bauer
c/o Contrarian Capital Management, L.L.C
411 West Putnam Avenue
Suite 425
Greenwich, Connecticut 06830
Citizenship:
Contrarian Capital Management, L.L.C. - Delaware
Jon R. Bauer - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Contrarian Capital Management, L.L.C. - 4,446,210
Jon R. Bauer - 4,446,210
Percent of class:
Contrarian Capital Management, L.L.C. - 9.5%
Jon R. Bauer - 9.5%
Sole power to vote or to direct the vote:
Contrarian Capital Management, L.L.C. - 0
Jon R. Bauer - 0
Shared power to vote or to direct the vote:
Contrarian Capital Management, L.L.C. - 4,446,210
Jon R. Bauer - 4,446,210
Sole power to dispose or to direct the disposition:
Contrarian Capital Management, L.L.C. - 0
Jon R. Bauer - 0
Shared power to dispose or to direct the disposition:
Contrarian Capital Management, L.L.C. - 4,446,210
Jon R. Bauer - 4,446,210

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Contrarian Capital Management, L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Contrarian Capital Management, L.L.C.: /s/ Jon R. Bauer, Jon R. Bauer, Managing Member (02/12/2026)
- Jon R. Bauer: /s/ Jon R. Bauer, Jon R. Bauer (02/12/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.